SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

MEDICAL DEVICE ALLIANCE INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

None

(CUSIP Number)

ArthroCare Corporation

680 Vaqueros Avenue

Sunnyvale, California 94085

(408) 736-0224

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

John M. Newell, Esq.

Latham & Watkins LLP

505 Montgomery Street, Suite 1900

San Francisco, California 94111-2562

(415) 391-0600

October 23, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

(Page 1 of 8 Pages)

SCHEDULE 13D

CUSIP No. None	Page 2 of 8 Pages

1.	Name of Reporting Person ArthroCare Corporation

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                3,353,010 shares of Common Stock (1)

  8.    Shared Voting Power

                -0- shares of Common Stock

  9.    Sole Dispositive Power

                -0- shares of Common Stock

10.    Shared Dispositive Power

                -0- shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,353,010 shares of Common Stock (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 45% (2)

14.	Type of Reporting Person CO

(1)    Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because ArthroCare Corporation is deemed to have beneficial ownership of such shares as a result of the Stockholder Support Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by ArthroCare Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)    The calculation of the foregoing percentage is based on 7,451,132 shares of Medical Device Alliance Inc. Common Stock and Series B Preferred Stock outstanding as of October 23, 2003.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Medical Device Alliance Inc., a Nevada corporation (“MDA” or the “Company”). The Company’s principal executive offices are located at 5851 West Charleston Boulevard, Las Vegas, Nevada 89102.

Item 2.	Identity and Background.

(a)-(c), (f). This statement is being filed by ArthroCare Corporation, a Delaware corporation (“ArthroCare” or the “Reporting Person”).

ArthroCare is principally engaged in the business of developing, manufacturing and marketing medical device products based on its patented Coblation® technology. The address of the principal business and office of ArthroCare is 5680 Vaqueros Avenue, Sunnyvale, California 94085.

(d), (e). During the last five years, ArthroCare has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No separate monetary consideration was paid by the Reporting Person in connection with the transactions described in Item 4.

Item 4.	Purpose of Transaction.

The purpose of the transaction is for ArthroCare to acquire MDA. Pursuant to an Agreement and Plan of Merger, dated as of October 23, 2003, by and among ArthroCare, Alpha Merger Sub Corporation, a Nevada corporation and wholly-owned subsidiary of ArthroCare (“Merger Sub”), and MDA (the “Merger Agreement”), Merger Sub will be merged with and into MDA (the “Merger”), with MDA surviving the Merger as a wholly-owned subsidiary of ArthroCare. The Merger Agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Stockholder Support Agreements

In connection with the execution of the Merger Agreement, ArthroCare has entered into a Stockholder Support Agreement, dated as of October 23, 2003, with Vegas Ventures, LLC (“Vegas Ventures”) (the “Vegas Stockholder Support Agreement”), pursuant to which Vegas Ventures has granted ArthroCare an irrevocable proxy to vote 1,202,619 of their shares of Common Stock in favor of adoption of the Merger Agreement and the transactions contemplated thereby. ArthroCare has also entered into a Stockholder Support Agreement, dated as of October 23, 2003, with certain other stockholders of the Company who are affiliated with Donald K. McGhan (the “McGhan Entities”) (the “McGhan Stockholder Support Agreement” and together with the Vegas Stockholder Support Agreement, the “Stockholder Support

Agreements”), pursuant to which the McGhan Entities granted ArthroCare an irrevocable proxy to vote their aggregate of 2,150,391 shares of Common Stock in favor of adoption of the Merger Agreement and the transactions contemplated thereby. The shares held by Vegas Ventures and the McGhan Entities, which are subject to the irrevocable proxies described above, represent approximately 45% of the outstanding shares of the Company.

The Stockholder Support Agreements also provide, among other things, that in the event that a vote, consent or other approval of the holders of the Common Stock is sought either at any stockholder meeting of the Company or in connection with any written consent of the holders, Vegas Ventures and the McGhan Entities shall vote their shares subject to the irrevocable proxy granted to ArthroCare against: (a) any acquisition proposal or extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and its subsidiaries (other than the Merger); (b) a sale, lease, license or transfer of a material amount of assets of the Company and its subsidiaries or a reorganization, recapitalization, dissolution, winding up or liquidation of the Company and its subsidiaries; (c) any material change in the present capitalization or dividend policy of the Company; (d) any material change in the Company’s corporate structure, business, articles of incorporation or bylaws; or (e) any action or agreement that could result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company under the Merger Agreement or which could result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled.

The Vegas Stockholder Support Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. The McGhan Stockholder Support Agreement is attached hereto as Exhibit 3 and is incorporated by reference herein.

Merger Agreement and Contingent Value Rights Agreement

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Series B preferred stock (“Company Preferred Stock”) issued and outstanding prior to the Effective Time shall be automatically converted into the right to receive $7.50 per share in cash, plus one contingent value right, which represents the right to receive certain payments relating to net revenue on the sale of certain of the Company’s products during the 2005 calendar year (each, a “Preferred Stock Contingent Value Right”). Each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive approximately (a) $28.0 million, plus (i) the aggregate exercise prices of all outstanding options to purchase shares of Common Stock (“Company Options”), plus (ii) the aggregate exercise prices of all outstanding options to purchase shares of common stock of Parallax Medical, Inc., a majority-owned subsidiary of the Company (the “Parallax Options”) multiplied by 0.75, minus (iii) the total cash amount paid to all of the holders of Company Preferred Stock, minus (iv) certain holdbacks more fully set forth in the Merger Agreement and the Contingent Value Rights Agreement, divided by (b)(i) all Parallax Options multiplied by 0.75, plus (ii) the number of shares of Common Stock and Company Options outstanding as of the Effective Time, plus (c) one contingent value right per common share, which represents the right to receive certain payments relating to cash held by the Company as of the Effective Time, net revenue on the sale of certain of the Company’s products during the 2005 calendar year and certain other matters (each, a “Common Stock Contingent Value Right”). The Common Stock Contingent Value Rights and Preferred Stock

Contingent Value Rights (collectively, the “Contingent Value Rights”) are further described in the form of Contingent Value Rights Agreement by and among ArthroCare, MDA, Merger Sub and other specified parties (the “CVR Agreement”), which is attached hereto as Exhibit 4 and is incorporated by reference herein. The Merger Agreement also provides that the Company will obtain all necessary consents of the holders of all Company Options and all Parallax Options to cause such Company Options and Parallax Options to be validly exchanged after the Effective Time into the right to receive specified payments by ArthroCare as more fully set forth in the Merger Agreement.

Item 5.	Interest in Securities of the Issuer.

(a), (b). As of the close of business on October 23, 2003, the Reporting Person beneficially owned 3,353,010 shares of Common Stock (the “Shares”), representing 45% of the shares outstanding as of the close of business on October 23, 2003. Pursuant to the Stockholder Support Agreements, Vegas Ventures has granted ArthroCare an irrevocable proxy to vote 1,202,619 of their shares of Common Stock and the McGhan Entities have granted ArthroCare an irrevocable proxy to vote their 2,150,391 shares of Common Stock in favor of adoption of the Merger Agreement and against certain other proposals as more fully set forth therein.

(c). Except as set forth herein, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d). Not applicable.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement, the CVR Agreement and the Stockholder Support Agreements.

In addition to the agreements described in Item 4 above, the McGhan Entities have entered into a Stockholder Waiver Agreement, dated as of October 23, 2003 (the “Waiver Agreement”), whereby each generally agreed to waive any and all claims that they may have or had against the Company and ArthroCare. The Waiver Agreement executed by the McGhan Entities is attached hereto as Exhibit 5 and incorporated by reference herein.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of October 23, 2003, by and among ArthroCare Corporation, Alpha Merger Sub Corporation and Medical Device Alliance Inc.*

Exhibit 2	Stockholder Support Agreement, dated as of October 23, 2003, by and among ArthroCare Corporation, Alpha Merger Sub Corporation and Vegas Ventures, LLC.*

Exhibit 3	Stockholder Support Agreement, dated as of October 23, 2003, by and among ArthroCare Corporation, Alpha Merger Sub Corporation and the McGhan Entities.*

Exhibit 4	Contingent Value Rights Agreement, dated as of October 23, 2003, by and among ArthroCare Corporation, Alpha Merger Sub Corporation, Medical Device Alliance Inc., a Rights Agent and a Stockholders’ Agent.*

Exhibit 5	Stockholder Waiver Agreement, dated as of October 23, 2003, by the McGhan Entities.*

* Previously filed on Form 8-K by the Reporting Person on October 31, 2003 and is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2003

ARTHROCARE CORPORATION

By:	/S/ MICHAEL BAKER
Name:	Michael Baker
Its:	Chief Executive Officer and President

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated as of October 23, 2003, by and among ArthroCare Corporation, Alpha Merger Sub Corporation and Medical Device Alliance Inc.*

Exhibit 2	Stockholder Support Agreement, dated as of October 23, 2003, by and among ArthroCare Corporation, Alpha Merger Sub Corporation and Vegas Ventures, LLC.*

Exhibit 3	Stockholder Support Agreement, dated as of October 23, 2003, by and among ArthroCare Corporation, Alpha Merger Sub Corporation and the McGhan Entities.*

Exhibit 4	Contingent Value Rights Agreement, dated as of October 23, 2003, by and among ArthroCare Corporation, Alpha Merger Sub Corporation, Medical Device Alliance Inc., a Rights Agent and a Stockholders’ Agent.*

Exhibit 5	Stockholder Waiver Agreement, dated as of October 23, 2003, by the McGhan Entities.*

* Previously filed on Form 8-K by the Reporting Person on October 31, 2003 and is incorporated by reference herein.